                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

    X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
  -----   OF 1934

                   For the fiscal year ended December 31, 2000

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
  -----   ACT OF 1934

            For the transition period from __________ to ___________

                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Westinghouse Air Brake Technologies Corporation 401(k) Savings Plan for Employees of Former MotivePower Industries Group (formerly, MotivePower Industries, Inc. Savings Plan)

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION 401(K) SAVINGS PLAN FOR EMPLOYEES OF FORMER MOTIVEPOWER INDUSTRIES GROUP
(FORMERLY, MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN)

Form 11-K
Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2000

                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                      401(k) SAVINGS PLAN FOR EMPLOYEES OF

                       FORMER MOTIVEPOWER INDUSTRIES GROUP


                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


                                TABLE OF CONTENTS


                                                                     Page
                                                                     ----
Report of Independent Public Accountants                               1

Statements of Net Assets Available for Plan Benefits,
December 31, 2000 and 1999                                             2

Statement of Changes in Net Assets Available for Plan Benefits
 for the Year Ended December 31, 2000                                  3

Notes to Financial Statements                                          4

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Westinghouse Air Brake Technologies Corporation 401(k) Savings Plan For Employees of Former MotivePower Industries Group and Participants:


We have audited the accompanying statements of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation 401(k) Savings Plan for Employees of Former MotivePower Industries Group (formerly, MotivePower Industries, Inc. Savings Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 13, 2001


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


                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                      401(k) SAVINGS PLAN FOR EMPLOYEES OF

                       FORMER MOTIVEPOWER INDUSTRIES GROUP


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2000 AND 1999



                                                   2000             1999
                                                -----------     -----------
ASSETS

INVESTMENTS, at fair value:

Wabtec Corporation common stock                      $0         $ 6,065,494

Registered investment companies                       0          25,116,850

Loans to participants                                 0             839,282
                                                     --         -----------


Total investments                                     0          32,021,626
                                                     --         -----------

RECEIVABLES:

Employer                                              0             150,287

Participant                                           0             301,712
                                                     --         -----------


Total receivables                                     0             451,999
                                                     --         -----------


Total assets                                         $0         $32,473,625
                                                     ==         ===========

LIABILITIES


EMPLOYER CONTRIBUTION PAID IN ADVANCE                $0         $    51,976
                                                     --         -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS               $0         $32,421,649
                                                     ==         ===========




The accompanying notes are an integral part of these financial statements.



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



                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                      401(k) SAVINGS PLAN FOR EMPLOYEES OF

                       FORMER MOTIVEPOWER INDUSTRIES GROUP


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


ADDITIONS

INVESTMENT INCOME:
Dividends                                                          $  2,343,842


Interest                                                                 64,322
Net depreciation in fair value of investments                        (7,934,087)
                                                                   ------------

Total investment loss                                                (5,525,923)
                                                                   ------------

CONTRIBUTIONS:
Employer                                                              1,281,377
Participant directed                                                  1,859,266
Participant rollovers                                                   201,698
                                                                   ------------

Total contributions                                                   3,342,341
                                                                   ------------

TOTAL ADDITIONS                                                    $ (2,183,582)
                                                                   ============

DEDUCTIONS

FORFEITURES                                                        $     76,249
BENEFITS PAID TO PARTICIPANTS                                         5,663,094
                                                                   ------------

Total deductions                                                      5,739,343
                                                                   ------------

PLAN TRANSFER                                                       (24,498,724)
                                                                   ------------

Net decrease                                                        (32,421,649)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                    32,421,649
                                                                   ------------

End of year                                                        $         --
                                                                   ============

The accompanying notes are an integral part of these financial statements.



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



                 WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

                      401(k) SAVINGS PLAN FOR EMPLOYEES OF

                       FORMER MOTIVEPOWER INDUSTRIES GROUP


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999



1. DESCRIPTION OF THE COMPANY AND THE PLAN:
-------------------------------------------

Westinghouse Air Brake Technologies Corporation and its subsidiaries (collectively, the "Company") is a leader in the manufacturing of products for rail and other power-related industries. Through its subsidiaries, the Company manufactures and distributes engineered locomotive components and parts; provides locomotive fleet maintenance; overhauls and remanufactures locomotives; manufactures environmentally friendly switcher, commuter and mid-range DC and AC traction, diesel-electric and liquefied natural gas locomotives; and manufactures components for power, marine and industrial markets. The Company's primary customers are freight and passenger railroads, including every Class I railroad in North America.

Effective November 19, 1999, Westinghouse Air Brake Technologies Corporation ("Wabtec") (formerly, Westinghouse Air Brake Company) acquired all of the stock of MotivePower Industries, Inc. ("MotivePower"). As such, Wabtec became the sponsor of the Westinghouse Air Brake Technologies Corporation 401(k) Savings Plan (the "Plan") (formerly, MotivePower Industries, Inc. Savings Plan).

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A Committee appointed by the Board of Directors or the Chief Executive Officer of the Company administers the Plan. The Committee, as named fiduciary, has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Committee establishes among other things the funding policy of the Plan. T. Rowe Price Trust Company (the "Trustee") serves as trustee of the Plan. The Trustee is custodian of the Plan's assets and invests all contributions to the Plan as directed by the Committee and/or the Participants. T. Rowe Price Retirement Plan Services, Inc. (the "Record Keeper") serves as recordkeeper of the Plan.

The Plan is composed of eight funds: the Westinghouse Air Brake Technologies Corporation Common Stock Fund which invests exclusively in the stock of Westinghouse Air Brake Technologies Corporation; the T. Rowe Price Stable Value Fund, which invests primarily in investment contracts issued by insurance companies and banks; the T. Rowe Price International Stock Fund, which invests in the stock of foreign companies; the T. Rowe Price Science & Technology Fund, which invests in companies in a wide range of industries including computers, genetic engineering, communications, health care and waste management; the T. Rowe Price Spectrum Income Fund, which invests in up to seven T. Rowe Price Funds selecting from a variety of income instruments including: treasuries, GNMAs, and high quality bonds, high yield bonds, foreign issues, and dividend paying stocks; the T. Rowe Price Short-Term Bond Fund, which invests in short-and intermediate-term securities, focusing on high quality treasuries, certificates of deposit, and finance industry bonds; the T. Rowe Price Spectrum Growth Fund, which invests in up to seven T. Rowe Price Funds selecting from domestic and international stocks and money market securities; and a Participant Loan Fund. Participants may transfer balances between funds daily.



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

The investments in the Plan are subject to market risk related to the underlying securities. The investments are distributed among various types of securities whose values will fluctuate.

Participation

Substantially all salaried and hourly employees regularly employed by the former MotivePower Industries Group and not covered under the terms of collective bargaining agreements are participants in the plan. A Participant may complete an enrollment form whereby the employee authorizes regular salary deferrals for each pay period, which the Company shall then contribute to the Plan. These contributions are excluded from the Participants' taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. A Participant may direct the Company to increase or decrease the percentage of salary deferrals at any time. Such change will take effect as soon as practicable after written notice has been delivered.

Contributions

The Plan provides that a Participant may elect to defer up to the lesser of 15% of salary or the applicable limit established by Internal Revenue Service Code
Section 402(g) ($10,500 for the 2000 calendar year). The Plan also provides that certain limitations may be imposed on Participant contributions in order to comply with statutory requirements.

Prior to November 19, 1999, the Company basic and matching contributions were in the form of MotivePower stock. Effective November 19, 1999, all shares of MotivePower were converted into Wabtec common stock, at the exchange rate established in the Merger Agreement (.66 shares of Wabtec common stock for each share of MotivePower). Those shares of Wabtec common stock will be retained in the Company Stock Fund until the Participant elects to exchange them for another Investment Fund. All future Company contributions will not be invested in the Company Stock Fund, but rather be invested in accordance with the Participant's investment elections.

Withdrawals

Eligible Participants may be permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated Participants may request a lump sum distribution. Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or (2) upon attaining the age of 59 1/2. Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

Investment Elections

Each Participant may direct salary deferral contributions to be invested in one or more of the eight funds described above. A Participant may change such allocation and/or transfer all or a portion of the value of his or her account, in minimum increments of 1% by notifying the Trustee. Investment of Company basic contributions may not be directed by the Participant while the Participant may redirect Company matching contributions once contributed into the Plan.

Valuation

All of a Participant's salary deferral contributions are credited to his or her account. The value of each of the separate funds is determined on each valuation date (daily). The Record Keeper then determines the value and increases or decreases each Participant's account to reflect his or her proportionate interest in each of the funds. Shares in each fund represent a Participant's interest. Any cash or stock dividend received on shares of Company stock or any
T. Rowe Price fund shall be allocated to Participants' accounts.

Vesting

Participants' salary deferral contributions and Company basic contributions are fully vested at all times. With respect to vesting of Company matching contributions, upon completion of five years of service or after attaining Normal Retirement Date (age 65) or by reason of disability or death, a Participant shall become fully vested. Participants are credited with years of service based on years of service with the Company, the previous parent of the Company, subsidiaries of the Company, and subsidiaries acquired through acquisitions depending on the terms of the acquisition agreement. A Participant with less than five years of service shall vest in Company matching contributions according to the following schedule:

                                   Vesting
Years of Service                   Percentage
----------------                   ----------
Less than 1                        0%
1 but less than 2                  20%
2 but less than 3                  40%
3 but less than 4                  60%
4 but less than 5                  80%
5 or more                          100%

Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or (2) upon attaining the age of 59 1/2. Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

Forfeitures

When terminations of participation in the Plan occur, the nonvested portion of a Participant's account, as defined by the Plan, generally results in forfeiture. Such forfeitures are available to reduce subsequent Company contributions to the Plan. At December 31, 2000 and 1999, forfeitures totaled $118,955 and $51,976, respectively. However, if upon reemployment, the former Participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the Participant's account will be restored through Company contributions or transfer from the forfeiture account. Participant forfeitures are invested in the T. Rowe Price Stable Value Fund.

Loans to Participants

The Plan allows for loans to Participants. A Participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his or her vested account balance) from their account balance. Loans are generally repaid over a period not exceeding five years; however, the term of a loan for the purchase of a primary residence may exceed five years. Interest is charged at a rate deemed reasonable by the Committee.

Payments of principal and interest are credited to the Participant's account. With the exception for loans initiated in a prior plan, Participants may have only one outstanding loan at any time.

Plan Termination

The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each Participant's Company contribution account will be fully vested. Benefits under the Plan are provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
----------------------------------------------

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results may differ from those estimates.

Valuation of Investments

The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Loans to participants are valued at cost, which approximates fair value.

Measurement Date

Purchases and sales of securities are recorded on a trade-date basis.

Expenses

The Company has paid all costs and expenses incurred in the administration of the Plan.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standard

The Accounting Standards Executive Committee issued SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which eliminates the requirements for a defined contribution plan to disclose participant-directed investment programs. The plan adopted SOP 99-3 for the 1999 financial statements.

3. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
-------------------------------------------------------

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 2000 and 1999 Plan year:

                                                            2000         1999
                                                            ----     -----------
Net assets available for benefits per the financial
statements                                                   $--     $32,421,649

Less- Amounts allocated to withdrawing Participants           --          41,385
                                                             ---     -----------


Net assets available for benefits per the Form 5500          $--     $32,380,264
                                                             ===     ===========




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




4. TAX STATUS:
--------------

The Plan obtained it latest determination letter on February 12, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and that therefore, the Plan qualified under Section 401(a) of the Code as of December 31, 1995. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5. INVESTMENTS EXCEEDING 5% OF NET ASSETS:
------------------------------------------

The Plan's investments, which exceeded 5% of net assets, available for benefits are as follows:

                                                          2000           1999
                                                         ------       ----------
Wabtec Corporation Common Stock                          $   --       $6,065,494
T. Rowe Price Stable Value Fund                              --        3,285,667
T. Rowe Price International Stock Fund                       --        1,985,735
T. Rowe Price Science & Technology Fund                      --        9,910,474
T. Rowe Price Spectrum Income Fund                           --        1,984,394
T. Rowe Price Spectrum Growth Fund                           --        7,351,524


6. PLAN TERMINATION:
--------------------

On December 31, 2000, the assets of the Plan were merged into the Westinghouse Air Brake Company Savings Plan. The participants account balances that were transferred from the Plan will continue to vest at the same schedule as defined in the Plan. All future contributions to the Westinghouse Air Brake Company Savings Plan will vest at the schedule as defined in such plan.

                                    SIGNATURE

    Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Westinghouse Air Brake Technologies
                                           Corporation


                                           By /s/ Robert J. Brooks
                                             ---------------------------------
                                           Robert J. Brooks
                                           Chief Financial Officer

June 29 2001



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